Room 4561
								August 23, 2005

James Farinella
Chairman, Chief Executive Officer and President
SoftNet Technology Corporation
One Anderson Road, Suite 105
Bernardsville, NJ  07924

Re:	SoftNet Technology Corporation
Form 10-KSB for Fiscal Year Ended December 31, 2004
Forms 10-QSB for Fiscal Quarters Ended March 31, 2005 and June 30,
2005
		File No. 0-07693

Dear Mr. Farinella:

      We have reviewed the above referenced filings and have the following comments. Please note that we have limited our review to the matters addressed in the comments below. We may ask you to provide us with supplemental information so we may better understand your disclosure. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-KSB for the Fiscal Year Ended December 31, 2004

Note 2 - Summary of Significant Accounting Policies

Revenue Recognition, page 10

1. With regard to your revenue recognition policies we have the following comments:

a. We note that you recognize revenue when sales orders are placed.
For each of your subsidiaries, please clarify how your policies for recognizing revenue address all of the four general criteria identified in SAB 104.
Your
response should also describe how you considered the applicability of
SOP 97-2 and EITF 99-19.

b. Identify the individual deliverables included in each type of transaction and the timing under which you provide the deliverables, incur costs and are paid by customers, including any up-front fees you receive. For arrangements consisting of multiple elements, tell us how you allocate revenue to the various elements, including the relevant accounting guidance on which your allocations are based.

c. Tell us the payment terms you offer and what you believe your normal and customary payment terms are.

Goodwill and Other Intangible Assets, page 11

2. Demonstrate how your disclosures comply with the requirements of paragraphs 44 through 46 of SFAS No. 142.

Note 8 - Acquisitions, pages 18 and 19

3. With regard to the Holtermann & Team GmbH and WholesaleByUs,
LLC
acquisitions.

a. Demonstrate how your disclosures meet the requirements of paragraphs 51 through 57 of SFAS No. 141.

b. Tell us how you valued the shares issued as consideration in each acquisition and tell us how your methodology complies with EITF 99-
12. Your response should also address your accounting for any additional shares subsequently issued, such as the 1 million shares issued in June 2005 in connection with the Holtermann acquisition.

4. Consideration paid in connection with the WholesaleByUs acquisition appears to include contingent consideration based on the achievement of specified earnings levels. Tell us how your accounting for the issuance of these shares complies with paragraph
28 of SFAS No. 141.

Note 9 - Stockholders` Equity (Deficit), pages 19 through 24

5. Your disclosure on page 20 suggests that the Class B Preferred
Stock is convertible. Tell us the conversion terms of your preferred stock issuances and how you considered EITF 98-5 and EITF 00-27 in determining the amount of any beneficial conversion feature.

6. We note that you are to receive an "Investor Membership
Interest"
from Cross Capital in satisfaction of the $2,000,000 subscription receivable. Tell us the nature of the "Investor Membership
Interest", how it is valued and whether the subscription receivable has been repaid, either in "Investor Membership Interest" or in exchange for other consideration.

Other

7. Within the Business section you describe what appear to be four distinct businesses - Solutions Technology, Inc., WholesaleByUs, LLC,
Indigo Technology Services and SoftNet International GmbH. Tell us why these do not qualify as segments under SFAS No. 131 and how your disclosures comply with the requirements SFAS No. 131. Please provide an example of the financial information your Chief Operating
Decision Maker reviews for decisions about resource allocation and performance assessment as part of your response.

8. It does not appear that you have provided disclosures regarding Controls and Procedures as required by Items 307 and 308 of Regulation S-B. In this regard, your disclosure in Item 7 Controls and Procedures refers to December 31, 2003 instead of December 31, 2004. This evaluation should be performed at the end of the reporting period that is included in the periodic filing. Please advise.

Form 10-QSB for the Fiscal Quarter Ended March 31, 2005

Note 8 - Acquisitions, pages 18 and 19

9. With regard to the Indigo Technology Services acquisition,

a. Demonstrate how your disclosures meet the requirements of paragraph 58 of SFAS No. 141.

b. Tell us how you valued the shares issued as consideration in each acquisition and tell us how your methodology complies with EITF
99-
12.

10. It does not appear that you have provided disclosures regarding
Controls and Procedures as required by Items 307 and 308 of Regulation S-B. These disclosures are required to be included in the
Form 10-QSB as well as the Form 10-KSB.  Please advise.


Form 10-QSB for the Fiscal Quarter Ended June 30, 2005

Note 8 - Acquisitions

11. With regard to the Net Centric Solutions acquisition in April
2005,

a. Demonstrate how your disclosures meet the requirements of paragraph 58 of SFAS No. 141.

b. Tell us how you valued the shares issued as consideration in this transaction and clarify how Net Centric Solutions became a wholly owned subsidiary of Indigo. That is, it appears that the former shareholders of Indigo issued the consideration used to acquire Net
Centric instead of the company. It appears that the company`s shares that were issued to acquire Indigo were issued to the former shareholders of Indigo in exchange for their shares in Indigo. Explain why Indigo would hold shares of the company when these shares would be held by the former shareholders of Indigo. Please advise.

Form 8-K reporting obligations

12. We note your issuance of recent press releases such as "SoftNet
Technology Acquires Atlanta, Georgia Based Cord Consulting"
(August
2, 2005), "SoftNet Technology`s 2nd Quarter Revenue Surges Past
1st
Quarter - Generates Record Revenue With 30 Days Still Left In The Quarter" (May 31, 2005), "SoftNet Technology`s Provides Revenue Guidance For 3rd and 4th Quarters - 100% Growth Or Higher Expected"
(July 14, 2005) and "SoftNet Technology Appoints Michael Pollack
To
The Board of Directors - Creates Audit and Controls and Procedures Committees" (July 13, 2005). Tell us what consideration you gave to potential reporting obligations under Form 8-K in each case.

      As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. You may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter with any amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your responses to our comments.

	 We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

	You may contact Tamara Tangen at (202) 551-3443 if you have questions regarding the above comments. If you need further assistance, you may contact me at (202) 551-3488.


      Sincerely,



      Stephen G. Krikorian
      Branch Chief - Accounting




Mr. James Farinella
SoftNet Technology Corporation
August 23, 2005
Page 5